Filed by Edgar Correspondence

July 23, 2019

Ms. Joanna Lam

Division of Corporate Finance

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Washington, D.C. 20549

RE:Request for Extension of Time to Respond to Comment Letter Dated July 1, 2019

Dear Ms. Lam:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated July 1, 2019 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain information regarding our 10-K filing for the fiscal year ended December 31, 2018.

We respectfully request an extension to the filing deadline for our response. Currently, a response was requested within 10 business days, which would make the response due by July 15, 2019. We are requesting that this date be extended to July 29, 2019. If this date is not acceptable to you please let us know, otherwise we will post our response on Edgar by July 29, 2019.

Should you have any further questions, please do not hesitate to call me at (404) 915-8449

Sincerely,

/s/ Paul R. Arena

Paul R. Arena

Chief Executive Officer

cc:C. Bucci, CFO

P. Hogan, Esq.

Los Angeles:New York:

1327 Ocean Avenue, Suite M28 West 36th Street, 8th Floor

Santa Monica, CA 90401New York, NY 10018

(310) 899-4442

PARALLAX HEALTH SCIENCES, INC.

Parallax Health Management, Inc.  ●  Parallax Behavioral Health, Inc.  ●   Parallax Diagnostics, Inc.  ●   Parallax Communications, Inc.